UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 19, 2010, entitled "Annual general meeting approves dividend of NOK 6 per share”.

Annual general meeting approves dividend of NOK 6 per share

The ordinary general meeting in Statoil ASA (OSE: STL, NYSE: STO) resolved on 19 May 2010 to adopt the annual report and accounts for Statoil ASA for 2009, as proposed by the board of directors.

The annual accounts and the annual report for 2009 for Statoil ASA and the Statoil group were approved. A dividend of in total NOK 6 per share will be distributed. The dividend accrues to the shareholders as of 19 May 2010. Expected payment date is 2 June 2010.

Statoil’s shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend as of 20 May 2010. American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend as of 21 May 2010. The payment date for dividend in USD to American Depositary Receipts (ADR) is expected to be 14 June 2010.

The following persons are elected as members of the corporate assembly for the period up to the ordinary general meeting in 2012:

  Olaug Svarva (existing member)
  Idar Kreutzer (existing member)
  Karin Aslaksen (existing member)
  Greger Mannsverk (existing member)
  Steinar Olsen (existing member)
  Ingvald Strømmen (existing member)
  Rune Bjerke (existing member)
  Tore Ulstein (existing member)
  Live Haukvik Aker (new member)
  Siri Kalvig (new member)
  Thor Oscar Bolstad (new member)
  Barbro Hætta-Jacobsen (new member)

The following persons are elected as deputy members of the corporate assembly for the period up to the ordinary general meeting in 2012:

Arthur Sletteberg (existing deputy member, former 3. deputy)
Anne-Margrethe Firing (existing deputy member)
Linda Litlekalsøy Aase (new deputy member)
Shahzad Rana (existing deputy member)

The general meeting gave its approval of the board’s statement on stipulation of salary and other remuneration for the executive management. It also approved the remuneration to the company’s auditor.

The ordinary general meeting authorised the board to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees. The ordinary general meeting also authorised the board to acquire Statoil shares in the market for subsequent annulment.

A shareholder proposed that Statoil should withdraw from tar sands activities in Canada. The proposal was not adopted .

Please find the complete minutes of the ordinary general meeting presented below..

MINUTES OF MEETING OF THE ORDINARY GENERAL MEETING OF STATOIL ASA 19 MAY 2010

The ordinary general meeting of Statoil ASA was held on 19 May 2010 at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the President and CEO and the company’s auditor were in attendance. Company Secretary Benedikte Bjørn wrote the protocol.

The following issues were on the agenda:

  Opening of the annual general meeting by the chair of the corporate assembly

  Olaug Svarva, chair of the corporate assembly, opened the meeting.

  Election of a chair of the meeting

  Olaug Svarva, chair of the corporate assembly, was elected chair of the meeting.

  Approval of the notice and the agenda

  The notice and agenda were approved.

  Registration of attending shareholders and proxies

  A list of shareholders represented at the ordinary general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

  Election of two persons to co-sign the minutes together with the chair of the meeting

  Johan A Alstad and Gunnar Sletvold were elected to co-sign the minutes with the chair of the meeting.

  Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2009 including the board of directors’ proposal for distribution of dividend

  The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly, were enclosed with the notice of the ordinary general meeting.

  The general meeting adopted the following resolution:

  The annual accounts and the annual report for 2009 for Statoil ASA and the Statoil group are approved.

  A dividend of in total NOK 6 per share is distributed.

  The Chair of the meeting informed that the dividend accrues to the shareholders as of 19 May 2010. Expected payment date is 2 June 2010.

  Declaration on stipulation of salary and other remuneration for executive management

  Svein Rennemo, the chair of the board, gave a presentation of the board’s statement for remuneration of the executive management, included in note 6 to the annual accounts for Statoil ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

  The general meeting gave its approval of the board’s statement on stipulation of salary and other remuneration for the executive management.

  Approval of remuneration for the company’s auditor

  Remuneration to the auditor for 2009 of NOK 20,573,050 for Statoil ASA was approved.

  Election of members to the corporate assembly

  In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

  The following persons are elected as members of the corporate assembly for the period up to the ordinary general meeting in 2012:

    Olaug Svarva (existing member)
    Idar Kreutzer (existing member)
    Karin Aslaksen (existing member)
    Greger Mannsverk (existing member)
    Steinar Olsen (existing member)
    Ingvald Strømmen (existing member)
    Rune Bjerke (existing member)
    Tore Ulstein (existing member)
    Live Haukvik Aker (new member)
    Siri Kalvig (new member)
    Thor Oscar Bolstad (new member)
    Barbro Hætta-Jacobsen (new member)

  The following persons are elected as deputy members of the corporate assembly for the period up to the ordinary general meeting in 2012:

  Arthur Sletteberg (existing deputy member, former 3. deputy)
  Anne-Margrethe Firing (existing deputy member)
  Linda Litlekalsøy Aase (new deputy member
  Shahzad Rana (existing deputy member)

  Determination of remuneration for the corporate assembly

  In accordance with the proposal of the nomination committee, the general meeting adopted the following remuneration to the corporate assembly:

  Chair:                                            NOK 100,000/yearly
  Deputy chair                                 NOK   52,500/yearly
  Members                                            NOK   37,000/yearly
  Deputy members                                 NOK   5,250/meeting

  Election of members to the nomination committee

  In accordance with the proposal of the nomination committee, the general meeting elected the following persons as members of the nomination committee for the period up to the ordinary general meeting in 2012:

  Olaug Svarva, chair (existing chair)
  Bjørn Ståle Haavik (existing member)
  Tom Rathke (existing member)
  Live Haukvik Aker (new member)

  Determination of remuneration for the nomination committee

  In accordance with the proposal of the nomination committee, the general meeting adopted the following nomination to the nomination committee:

  Chair:                        NOK 10,000/meeting
  Members:                      NOK 7,400/meeting

  Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees

  In accordance with the proposal of the board, the general meeting adopted the following resolution:

  “The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 20,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

  The authorisation is valid until the next annual general meeting, but not beyond 30 June 2011.

  This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2009.”

  Authorisation to acquire Statoil shares in the market for subsequent annulment

  The chair of the meeting informed the meeting that the explanatory text before the proposed resolution in the notice contained a calculation error. In the notice it is stated that the total number of shares that will be annulled and redeemed in order to not increase for the Norwegian Government's stake of about 67 % may comprise up to 125,250,000 shares equivalent to approximately 3.9 % of Statoil’s share capital. The correct number should be 227,272,727 shares equivalent to approximately 7.1 % of Statoil’s share capital. The calculation error has no effect on the formulation of the resolution, nor effect on the assumptions or premises that are the basis for authorisation proposal. The calculation error will thus not impact the general meeting’s treatment of the proposal.

  In accordance with the proposal of the board, the general meeting adopted the following resolution:

  “The board of directors of Statoil ASA is hereby authorised to acquire Statoil shares in the market on behalf of the company with a nominal value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500 respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

  Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company’s share capital, pursuant to the Public Limited Companies Act section 12-1.

  The authorisation is valid until the next ordinary general meeting, but not beyond 30 June 2011.”
  Changes to articles of association

  In accordance with the proposal of the board, the general meeting adopted the following changes to the articles of association for Statoil ASA (proposed new text is marked):

  Articles of association section 4
  “The board of directors of the company shall consist of 10 members. The board of directors, including the chair and the deputy chair, shall be elected by the corporate assembly. Deputy directors may be elected in respect of the directors elected by and among the employees in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act.”

  Articles of association section 5
  “The chair of the board alone, the chief executive officer alone or any two directors jointly may sign for the company. The board may grant powers of procuration.”

  Articles of association section 7
  “The company shall have a corporate assembly consisting of 18 members and deputy members. The annual general meeting shall elect 12 members and four deputy members for these 12 members. Six members and deputies for these six members shall be elected by and among the employees of the company in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act.

  The corporate assembly shall elect a chair and deputy chair from and among its members. The corporate assembly shall hold at least 2 meetings annually.”

  Articles of association section 9

  “Documents relating to matters to be dealt with by the company’s annual general meeting, including documents which by law shall be included in or attached to the notice of the annual general meeting, do not need to be sent to the shareholders if the documents are accessible on the company’s home pages. A shareholder may nevertheless request that documents, which relate to matters to be dealt with by the company’s annual general meeting, be sent to him/her.

  The annual general meeting shall address and decide the following matters:

    Adoption of the annual report and accounts, including the declaration of dividends.
    Any other matters which are referred to the annual general meeting by statute law or the articles of association.”

  Articles of association section 11
  “The duties of the nomination committee are to submit a recommendation to the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration of members of the corporate assembly, the annual general meeting for the election and remuneration of members of the nomination committee, the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and the corporate assembly for the election of the chair and the deputy chair of the corporate assembly

  The chair of the board of directors and the president and CEO shall be invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendation.

  The nomination committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company's management. The members of the nomination committee, including the chair, shall be elected by the annual general meeting. The chair of the nomination committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. The members of the nomination committee are normally elected for a term of two years.

  If the appointment of a member of the nomination committee terminates before the term of office has expired, the election of a new member can be deferred until the next general meeting of shareholders. If the appointment of the chair terminates before his/her term of office has expired, the committee elects from among its members a new chair to hold office until the next general meeting of shareholders.

  The annual general meeting stipulates the remuneration to be paid to members of the nomination committee. The company will cover the costs of the nomination committee.

  At the proposal of the board of directors' shareholder-elected members, the corporate assembly’s shareholder-elected members may adopt instructions for the nomination committee.”

  Proposal from a shareholder

  A shareholder had proposed that “Statoil shall withdraw from tar sands activities in Canada.” The proposal was not adopted.
  *****
  There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 19. mai 2010

________[Signed]____________	_______[Signed]________	________[Signed]_________
Olaug Svarva	Johan A. Alstad	Gunnar Sletvold

Appendices to these minutes with details of the shares represented at the general meeting and voting result are available on the company's website.

Contacts:

Media:
Ola Morten Aanestad, vice president for media relations:
+ 47 48 08 02 12

Investor relations:
Lars Troen Sørensen, senior vice president for investor relations:
+ 47 90 64 91 44

Morten Sven Johannessen, vice president, US investor relations:
+1 203 978 69 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 19, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer